

November 15, 2011

<u>Via E-mail</u>
Mr. Sanj K. Patel
President and Chief Executive Officer
Synageva BioPharma Corp.
128 Spring Street, Suite 520,
Lexington, MA 02421

Re: Synageva BioPharma Corp.
     Item 4.01 Form 8-K
     Filed November 10, 2011 and amended on November 14, 2011
     File No. 000-23155

Dear Mr. Patel:

    We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comment do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                Sincerely,

                /s/ Joel Parker

                Joel Parker
                Accounting Branch Chief